1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

May 26, 2009

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”)
File Nos. 333-155395, 811-22250

Dear Mr. Thompson:

In a May 11, 2009 telephone conversation, we discussed certain Securities and Exchange Commission staff (the “Staff”) comments in response to the May 5, 2009 response letter submitted on behalf of the Registrant along with the Registrant’s amended registration statement, filed on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”), as filed on May 5, 2009, in connection with the offering of the Registrant’s initial series, PIMCO 1-3 Year U.S. Treasury Index Fund (the “Fund”). The Staff’s comments, along with the Registrant’s responses, are set forth below. The responses below supplement prior written responses to these comments provided on behalf of the Registrant in letters dated May 5, 2009 and May 14, 2009.

Prospectus

Comment 1: Summary Information, page 3. The disclosure in this section precedes the Risk/Return Summary which begins on page 5 of the prospectus. Please delete this disclosure or move it to a section of the prospectus following the Risk/Return Summary. See General Instruction C.3(a) of Form N-1A.

Response: Comment accepted.

Comment 2: Principal Investments and Strategies, page 5. Please add disclosure to this section to clarify that substantially all of the fund’s assets will be invested in the Underlying Index. See Investment Company Act Release No. 24828 (Jan. 17, 2001) (adopting release for Rule 35d-1).

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels London Luxembourg Munich Paris ASIA Beijing Hong Kong

Brion R. Thompson May 26, 2009 Page 2

Response: As we discussed in detail during a May 13, 2009 telephone conversation with Douglas P. Dick, the Registrant believes, for the reasons presented during that telephone conversation, that the current disclosure is consistent with Investment Company Act Release No. 24828 (Jan. 17, 2001), Section 35(d) of the 1940 Act and Rule 35d-1 thereunder. Therefore, the Registrant does not believe additional disclosure is required.

Comment 3: Principal Risks, page 6. Please provide a concise summary of each of the risks that currently are merely identified in this section. See Item 2(c)(1) of Form N-1A.

Response: Comment accepted.

Statement of Additional Information

Comment 4: Procedures for Creating Creation Units, page 26. Placement of Redemption Orders, page 29. Disclosure in each of these sections states that orders requesting substitution of a “cash-in-lieu” amount or an all-cash payment (collectively, “Cash Orders”) generally should be received by the Trust or its designee no later than 2:00 p.m. Eastern in order to be priced at the Fund’s net asset value next calculated at the Fund’s closing time, normally 4:00 p.m. Eastern (“Closing Time”). Due to the 2:00 p.m. cut-off, Cash Orders received after 2:00 p.m. would be priced the next Business Day and not at the Fund’s Closing Time of the same Business Day.

It is the Staff’s position that when the Trust or its designee requests, through the facilities of the National Securities Clearing Corporation prior to the opening of the Listing Exchange (the “Standard Basket”), Cash Orders for purchases or redemptions of Creation Units, the Trust or its designee should accept such Cash Orders until the Closing Time. However, it is the Staff’s position that when an Authorized Participant requests Cash Orders for purchases or redemptions of Creation Units that differs from the Standard Basket (“Non-Standard Cash Orders”), the Trust or its designee may require that such Non-Standard Cash Orders be submitted one hour prior to the Fund’s Closing Time.

Response: Comment accepted.

*            *            *

In addition to these comments, you requested that the Registrant make certain representations concerning its registration statement on Form N-1A and the responses being made to the comments received. These representations are included as an exhibit to this letter.

Brion R. Thompson May 26, 2009 Page 3

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng
Douglas P. Dick

EXHIBIT

PIMCO ETF Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

May 26, 2009

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”) (File Nos. 333-155395, 811-22250)

In connection with a response being made on behalf of the Registrant to comments provided with respect to the Registrant’s amended registration statement on Form N-1A filed under the Securities Act of 1933 and Investment Company Act of 1940, as filed on May 5, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Brent R. Harris
Brent R. Harris
President

cc:	Douglas P. Dick
Adam T. Teufel
J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng